Exhibit 4.6

{ }

CLEAR SPRING LIFE INSURANCE COMPANY

{P.O. BOX 80509, INDIANAPOLIS, IN 46280

866 252 9439

GAINBRIDGE.LIFE}

TERMINAL ILLNESS / NURSING HOME CONFINEMENT ENDORSEMENT

CONTRACT NUMBER	{XXXXXXXXX}
EFFECTIVE DATE	{9/1/2021}
OWNER ELIGIBILITY WAITING PERIOD	{John Doe} {One Year}

This endorsement has been attached to and made a permanent part of the contract referenced above as of the Effective Date identified above, and the provisions of this endorsement apply in lieu of any contract provision to the contrary. Subject to the provisions of this endorsement and the contract, We will provide the benefits described below.

The purpose of this endorsement is to provide an additional benefit through the waiver of certain Withdrawal Charges if an Owner becomes terminally ill or is confined to an Eligible Nursing Home (as defined below). If the Owner is not a natural person, the Annuitant will be considered the Owner for this purpose of this endorsement.

This endorsement will terminate when the contract terminates. Termination of this endorsement will not prejudice the waiver of any Withdrawal Charges that occurred while this endorsement was in force.

TERMINAL ILLNESS BENEFIT

We will waive the related Withdrawal Charge in connection with any withdrawal from the Contract Value or full surrender of the contract if: (i) after the Effective Date identified above the Owner becomes terminally ill by any medical condition which a Licensed Physician (as defined below) certifies has reduced the Owner’s expected life span to nine months or less; and (ii) the contract has been in force for as long as the Eligibility Waiting Period identified above as of the date we receive the Written Request for such withdrawal or surrender. In addition, We will not apply a Market Value Adjustment, if applicable to the contract referenced above, in connection with such withdrawal or surrender.

You must provide proof of the qualifying terminal illness, which must include certification by a Licensed Physician who: (i) has examined the Owner and is qualified to provide such certification; and (ii) is neither an Owner, the Annuitant or a Family Member (as defined below) of an Owner or the Annuitant. The certification must also state the date of diagnosis, which must be after the Contract Date. We reserve the right to require a second opinion and to have the Owner examined by a Licensed Physician of Our choosing and at Our expense. In such case, the opinions of both Licensed Physicians must agree in order to qualify for the benefit. In the event the second opinion conflicts with the first opinion, the second opinion will prevail.

ICC22-D-ALL-TINH	05/22

Licensed Physician means a person authorized or licensed to practice medicine in any state of the United States of America or the District of Columbia.

Family Member means, with respect to any Owner or the Annuitant, such person’s spouse or domestic partner, spouse’s or domestic partner’s parents, sons and daughters and their spouses or domestic partners, parents and their spouses or domestic partners, brothers and sisters and their spouses or domestic partners, grandparents and grandchildren and their spouses or domestic partners, and any individual related to the Owner or Annuitant by blood or affinity whose close association with such Owner or Annuitant is the equivalent of a family relationship.

If the Company finds the proof of terminal illness to be insufficient, We will notify You of the denial and provide You with the opportunity to: (i) provide additional proof of the qualifying terminal illness; (ii) accept the surrender or withdrawal proceeds, net of any Withdrawal Charges and Market Value Adjustments, if applicable, that would otherwise apply absent this benefit; or (iii) withdraw Your withdrawal or surrender request.

NURSING HOME CONFINEMENT BENEFIT

If the contract was purchased prior to an Owner’s 76th birthday, We will waive the related Withdrawal Charge in connection with any full surrender of the contract or withdrawal from the Contract Value if: (i) after the Effective Date identified above an Owner has been confined in an Eligible Nursing Home (as defined below) for a period of 90 continuous days beginning on or after the Contract Date; and (ii) the contract has been in force for as long as the Eligibility Waiting Period identified above as of the date we receive the Written Request for such withdrawal or surrender. In addition, We will not apply a Market Value Adjustment, if applicable to the contract referenced above, in connection with such withdrawal or surrender.

You must provide proof of the Owner’s confinement in an Eligible Nursing Home.

If the Company finds the proof of the Owner’s confinement to be insufficient, We will notify You of the denial and provide You with the opportunity to: (i) provide additional proof of the Owner’s confinement in an Eligible Nursing Home; (ii) accept the withdrawal or surrender proceeds, net of any Withdrawal Charges and Market Value Adjustments, if applicable, that would otherwise apply absent this benefit; or (iii) withdraw Your withdrawal or surrender request.

Eligible Nursing Home means a licensed hospital or licensed skilled or intermediate confinement nursing facility at which medical treatment is available on a daily basis and daily medical records are kept for each patient.

CLEAR SPRING LIFE INSURANCE COMPANY

ICC22-D-ALL-TINH	05/22